Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intrawest Resorts Holdings, Inc.:

We consent to the use of our report dated September 30, 2013, except for Notes 21(b) and 21(c), as to which the date is December 9, 2013, with respect to the consolidated balance sheets of Intrawest Cayman L.P. and subsidiaries as of June 30, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, partners’ deficit, and cash flows for each of the years in the two-year period ended June 30, 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
January 29, 2014